Suite 400-570 Granville Street Vancouver, BC V6C 3P1 CANADA Telephone: (604) 689-1022 Facsimile: (604) 681-4760	CORPORATE AND SECURITIES LAWYERS

Reply Attention of:	William Macdonald
Direct Telephone:	(604) 648-1670
Email:	wmacdonald@wlmlaw.ca
Our File No.	12016-001

August 22, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Jay Ingram Legal Branch Chief

Dear Sirs:

Re: Pacific Green Technologies Inc. ("the Company") Registration Statement on Form 10 Filed July 3, 2012 File No. 000-54756

We are the solicitors for the Company.  We refer to your letter to the Company dated July 30, 2012 regarding the Company's Registration Statement on Form 10.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.
Please be advised that the Form 10 registration statement will become automatically effective 60 days after the original filing date pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within the 60-day period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments. If you do not withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

Response:

The Company has been advised of the withdrawal and reporting implications.

2.
Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your registration statement cover page that you are an emerging growth company, and revise your registration statement to provide the following additional disclosures:

●	Describe how and when a company may lose emerging growth company status;

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

Page | 2	CORPORATE AND SECURITIES LAWYERS

●
A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

●	Your election under Section 107(b) of the Act:

●
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

●
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Response:

The registration statement has been revised to provide for the required emerging growth company disclosure.

3.
Please provide us with the name of each company with reporting obligations under the Exchange Act with which Jordan Starkman and/or Scott Poulter have been affiliated, including the relationship between Mr. Starkman and/or Mr. Poulter and such companies. For each company, please provide us with the following information:

●	The date that the company was incorporated;

●	The address of the principal executive offices of each of these companies;

●	The date and manner by which the company became registered under the Exchange Act;

●	Whether the company was or is a shell company;

●
Whether the company materially altered its business plan or business, including whether the company engaged in any business combinations, including reverse acquisition transactions, with another operating company;

●	The nature of any consideration received by Mr. Starkman and/or Mr. Poulter in connection with any such business combination;

●	The current status of operations of the company.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

Page | 3	CORPORATE AND SECURITIES LAWYERS

Response:

In regards to Mr. Starkman, he is the President of Tucana Lithium Corp and Health Advance Inc.  Both companies are reporting issuers under the Exchange Act, and we have been advised as follows:
-Tucana Lithium was incorporated on Aug 31, 2007.
-Health Advance Inc. was incorporated on April 14, 2010.
-The address for both entities is 3651 Lindell Rd Suite #D155, Las Vegas, NV 89103.
-Both companies filed S-1 Registration Statement with the SEC.
-Both companies have never been shell companies and are currently not a shell.
-Tucana Lithium changed its business from a computer reseller to an exploration company and has never been involved in a reverse transaction with another company.
-Health Advance continues to develop and grow its business plan as an online retailer of medical supplies, and has never been involved in a reverse transaction.
-There has never been any form of business combinations and or reverse mergers and therefore no consideration has been received by Jordan Starkman.
- Both companies are continuing to grow and develop their respective businesses.

In regards to Mr. Poulter, we have been advised that he has not been affiliated with any company that is reporting under the Exchange Act.  Mr. Poulter is a shareholder of Tucana Lithium Corp., having previously invested in the company.

4.	We note that you are a development stage company with no revenues and nominal assets. Please provide us with your analysis as to whether you are a shell company as defined by Rule 12b-2.

Response:

The Company does not feel that it falls within the shell company definition given that its operations should be classified as more than nominal, given its recent acquisitions.

5.
We note your disclosure on page 30 that you will "in all likelihood" issue a substantial number of additional shares in connection with other business combinations. With a view toward disclosure, please confirm for us whether there is any current intent or understanding relating to the solicitation or facilitation of the sale of the company to, or a business combination with, a third party looking to obtain or because a public reporting entity.

Response:

The registration statement has been amended to provide further clarity on this disclosure and to provide for the requested confirmation.  The Company can confirm that is does have an intention to complete an acquisition of Enviro, as this is a logical step in the development of the business.  However, there are not currently any arrangements, agreements or understandings in this regard.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

Page | 4	CORPORATE AND SECURITIES LAWYERS

Business, page 1

General

6.
Please revise your disclosure to provide a materially complete description of the relationship of Sichel Limited to your company. In particular, please disclose that Sichel Limited is the parent company of Pacific Green Group Limited, that the sole director of Sichel Limited is the sole director of Pacific Green Group Limited and that Sichel Limited is also a significant shareholder of Enviro and has a separate consulting agreement with Enviro. Please also disclose the material terms of your Consulting Agreement with Sichel Limited, including, but not limited to, terms stating that if you are unable to pay the monthly consulting fee, Sichel Limited may elect to be paid in shares of stock, and that if you are unable to make payments for more than six months in any 12 month period, Sichel Limited has the right to appoint an officer or director to the board.

Response:

Additional disclosure has been provided for in regards to Sichel, its relationships and the terms of its consulting agreement.

7.	Please clearly state that your only currently anticipated revenue relates to the representation agreement with Enviro. See Item 101(h)(4)(vi) of Regulation S-K.

Response:

The registration statement has been amended to provide the requested disclosure.

Information on Enviro, page 2

8.
We note your disclosure on page four that pursuant to the Peterborough Contract Enviro will supply the ENVI-Clean system to a new waste to energy plant being built in the United Kingdom. Please disclose the approximate date of completion of the plant. Please also disclose the material terms of the Peterborough Contract. We note, for example, that Peterborough Renewable Energy Limited has agreed to buy the ENVI-Clean system subject to various conditions set forth in the Peterborough Contract, including that Enviro establish and prove that the system meet specified performance levels by March 31, 2012. Please disclose generally the various conditions that are set forth in the Peterborough Contract and the status of Enviro's satisfaction of such conditions.

Response:

The registration statement has been amended to further expand upon the conditions in Peterborough Contract.  However, the Company cannot provide an estimated date for the completion of the plant, as it is not involved in the construction phase of the project.

9.
We note your disclosure that the Peterborough Contract entitles you to a commission of $4.6 million. However, it appears that you will receive this commission only if certain conditions and milestones in the contract are fulfilled. Please revise your disclosure to clearly state the conditions required for you to receive $4.6 million and when you expect to receive any payments. Further, we note that Section 3.1 of the contract states that the ENVI-Clean system will be purchased "on the terms set out in Appendix II of Schedule 1," but it does not appear that this schedule is included in the copy of the contract filed as Exhibit 10.3. Please file a complete copy of the contract, including the provisions showing the total amount that Peterborough Renewable Energy Limited has agreed to pay for the system.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

Page | 5	CORPORATE AND SECURITIES LAWYERS

Response:

The conditions of payment are listed in items 1-5 in this section of the amended registration statement.  A complete Peterborough Contract, including Schedule 1, has been filed as an exhibit to the amended registration statement.

Current Business

10.	Please provide context for your statement that PGG has secured a "worldwide network of agents to market the ENVI-Clean system" including quantifying the number of such agents.

Response:

The amended registration statement has now specified the agents and their respective territories.

Intellectual Property, page 9

11.
We note your disclosure that you do not own any patent or trademark. However, we note that your only anticipated source of revenue appears to be related to ENVI-Clean, and your disclosure on page two states that Enviro has protected intellectual property rights throughout the world for ENVI-Clean. Please briefly describe the intellectual property rights, including duration, relating to ENVI-Clean. See Item 101(h)(4)(vii) of Regulation S-K.

Response:

Intellectual property disclosure has now been provided for in regards to ENVI-Clean technology.

Government Regulation, page 9

12.	Please revise your disclosure to explain the meaning of offset credit trading, offset projects and related offset credits.

Response:

The references to offset credit trading have been deleted, as upon further consideration offsets will not be material to Company for sometime, it ever.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

Page | 6	CORPORATE AND SECURITIES LAWYERS

Risk Factors, page 10

General, page 28

13.	Please add a risk factor disclosing that Jordan Starkman expects to spend less than 10% of his time on your business, as discussed on page 28.

Response:

The “key personnel” risk factor has been amended to clarify the time expectations regarding Mr. Starkman.

14.
We note the risk factor on page 17 regarding internal controls. Please tell us whether Mr. Starkman will be primarily responsible for preparing the financial statements and evaluating the effectiveness of your internal control over financial reporting. Provide us with a description of his knowledge of U.S. GAAP and SEC rules and regulations and the specific experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting. In the event you do not have personnel with sufficient experience in U.S. GAAP and evaluating effectiveness of internal control over financial reporting, please revise to provide a risk factor documenting this as a material weakness in your internal control and explain the ramifications.

Response:

We have been advised that while Mr. Starkman will be primarily responsible for the evaluation of the Company’s internal controls, he will not be preparing financial statements for the Company.  The Company currently uses contract accounting services for the preparation of its financial statements and assisting with internal controls.  The Company does feel that the provider of these services does have sufficient experience with in US GAAP and internal controls such that this is not a material weakness.

We will assume debt as a result of the Assignment . . ., page 14

15.
Please revise the subtitle of this risk factor to expressly state the material risk to the company. Please also provide an example of the circumstances under which you may not be able to repay the Promissory Note. For example, we note that you are not required to make repayments that exceed the amount you earn under the terms of the Representation Agreement. Please discuss this in the risk factor.

Response:

The risk factor has been amended to address the comment.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

Page | 7	CORPORATE AND SECURITIES LAWYERS

Our business is subject to environmental and consumer protection legislation . . ., page 14

16.	Please delete this risk factor as it is duplicative of the risk factor that appears on page 12.

Response:

The risk factor has been deleted.

The market for alternative energy products, technologies or services . . ., page 14

Competition within the environment sustainability industry . . ., page 15

17.
As drafted, these risk factors suggest that you are developing sustainability technologies, including the technology for the ENVI-Clean system. Our understanding is that Enviro is responsible for developing such technologies, including the ENVI-Clean system, and your role is to market and sell Enviro's technologies. Please advise and revise your risk factor accordingly.

Response:

These risk factors have been amended to refer to Enviro as and where appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Management's Discussion and Analysis, page 17

18.
You list on page 18 the components of the net loss incurred for the period from inception through March 31, 2012. Please revise to describe the specific nature of and the material amounts within Consulting Fees of $88,551, Professional Fees of $15,703, and Edmonton Test Fees of $47,886. Please revise to clarify whether you anticipate that the Edmonton Test Fees will be a recurring expense.

Response:

Further details in regards to the listed expenses have been added to the amended registration statement.

Liquidity and Financial Condition, page 18

19.
We note your statement on page 19 that your estimated expenses over the next twelve months will be approximately $660,000. Please revise to provide a discussion of the extent to which you are currently using funds in your operations on a monthly basis.

Response:

The current monthly expense amounts have been included in the amended registration statement.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

Page | 8	CORPORATE AND SECURITIES LAWYERS

20.
Please revise this section to provide a complete analysis of your liquidity condition, including identifying any known trends or demands, commitments, events or uncertainties that will result in or are reasonably likely to result in your liquidity increasing or decreasing in any material way. In particular, please discuss your plans to repay any amounts owed to third parties, such as the $460,000 owed to Sichel Limited pursuant to the Consulting Agreement and the amounts that you owe to PGG pursuant to the terms of the $5 million promissory note. We note in particular that your estimated expenses over the next 12 months do not include payment of the $1 million that you owe on March 31, 2012 pursuant to the promissory note. Please advise and revise accordingly.

Response:

The section of the MD&A has been expanded upon to discuss amounts owed under debt obligations and amounts continuing to accrue, and the plans/expectations in regards to their repayment.

Security Ownership of Certain Beneficial Owners and Management, page 22

21.
Please revise the table to show that the shares are held by Pacific Green Group Limited and Sichel Limited, and please disclose in the footnotes that Scott Poulter has voting and dispositive control over the shares held by both entities.

Response:

The table and related note disclosure have been amended accordingly.

Directors and Executive Officers, page 23

22.
Please revise the description of Mr. Starkman's business experience on page 24 to include his principal occupations and employment during the past five years. It is unclear whether Mr. Starkman has held any positions after January 2006 aside from President of Pay By the Day. Please also disclose the principal business of any corporation or organization that employed Mr. Starkman in the past five years. See Item 401(e)(1) of Regulation S-K.

Response:

The registration statement has been amended to clarify that, in addition to being President of Pay By The Day Company Inc., Mr. Starkman is the President of Tucana Lithium and Health Advance Inc., both of which are quoted on the OTCQB.  Mr. Starkman spends the majority of his time overseeing the operations of Tucana Lithium, a junior mining/exploration company, and Health Advance, an online medical supply company.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

Page | 9	CORPORATE AND SECURITIES LAWYERS

Certain Relationships and Related Transactions and Director Independence, page 27

23.
Please revise this section to provide all of the information required under Item 404(d) of Regulation S-K. In particular, we note that for certain transactions you have not identified the person or entity and instead refer to them only as "shareholders" or "directors." Further, for transactions involving indebtedness, please include the largest aggregate amount of principal outstanding during the period, the amount outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness. Please also include such disclosure for each of the items noted in numbers 1-8 on page 28, as applicable.

Response:

Additional detail in regards to the transactions and identities of the parties has been provided for in the registration statement.

24.
Please provide information regarding each of the transactions that is material to investors in light of the circumstances of the particular transaction. For example, please describe the specific services that are performed by Sichel Limited pursuant to the Consulting Agreement and the material terms of the Consulting Agreement, including the consideration paid for such services. Please also explain the transaction that gave rise to Pacific Green Technologies Limited's debt of $127,968 to Pacific Green Group Limited. These are just examples.

Response:

Additional detail in regards to the agreement with Sichel Limited has been provided for, in additional to the disclosure in other sections of the registration statement.  In regards to the debt referred to, Pacific Green Group Limited has funded all the expenses of Pacific Green Technologies Limited in the United Kingdom by way of shareholder loans.  The component parts of this loan are therefore expenses incurred by Pacific Green Technologies Limited in the UK.

25.
Please include a list of all parents of Pacific Green Technologies, Inc., including Pacific Green Group Limited and Sichel Limited, showing the basis of control and as to each parent, the percentage of voting securities owned or other basis of control by its immediate parent, if any. See Item 404(d)(3) of Regulation S-K.

Response:

The inter-corporate relationships have been described more completely in the amended registration statement.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

Page | 10	CORPORATE AND SECURITIES LAWYERS

Corporation Governance and Director Independence, page 28

26.	Please clarify that you are not listed on NASDAQ and have no current intention to list your securities on that market.

Response:

The requested clarification has been provided for.

Recent Sales of Unregistered Securities, page 30

27.	Please provide the information required by Item 701 of Regulation S-K for the shares issued to Sichel Limited.

Response:

The Item 701 information has been provided for in the amended registration statement.

28.
Please further explain your statement that you will likely issue a substantial number of additional shares in connection with the acquisition of further shares of Enviro. It is not apparent that you currently own any shares of Enviro. To the extent that you plan to acquire shares of Enviro, please advise and revise your disclosure to discuss the material plans relating to acquiring such shares.

Response:

The registration statement has been amended to elaborate upon the described circumstances.

Pacific Green Technologies Limited Financial Statements, page F-1

29.	Please revise to disclose the fiscal year-end in the footnotes.

Response:

The applicable footnote now refers to the Company’s fiscal year end.

Unaudited Pro Forma Consolidated Financial Information, page F-25

30.
Please tell us why you have not also included the pro forma consolidated statements of operations for the appropriate periods showing the combined expenses of the entities, along with any applicable pro forma adjustments such as interest on the promissory note.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

Page | 11	CORPORATE AND SECURITIES LAWYERS

Response:

The Company advises that they do not believe that the statement of operation is applicable as the historical data is not relevant as the Company was inactive and showing the statement of operation does not reflect the intended operations

Pro Forma Consolidated Financial Statements Assumptions and Adjustments, page F-28

31.
Please revise to clarify here and on page 2 that the "total consideration of $25,000,000" is not a reference to purchase price determined under U.S. GAAP, and that both the $25 million and the "price of $4 per share" does not represent the fair value of the stock issued or a value used in accounting for the merger, but that the number of shares and terms of the promissory note were negotiated and represent full consideration for the merger and representation agreement, if true. It would appear to be confusing to an investor to suggest there was total consideration of $25 million absent objective evidence of the fair value of the shares. Given the losses incurred to date, the lack of operations, and the lack of trading, it appears unlikely such evidence exists.

Response:

Both page 2 and the pro forma financial statements have been revised to provide the requested disclosure.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:	/s/ William Macdonald
William Macdonald

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.